

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Jon Campagna
Chief Financial Officer
Virgin Galactic Holdings, Inc
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011

Re: Virgin Galactic Holdings, Inc.
      Draft Registration Statement on Form S-1
      Submitted July 20, 2020
      CIK No. 0001706946

Dear Mr. Campagna:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Drew Capurro